Filed Pursuant To Rule 424(b)(3)

File Number 333-175596

MICHAEL FOODS GROUP, INC.

SUPPLEMENT NO. 4 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2011

THE DATE OF THIS SUPPLEMENT IS MARCH 26, 2012

ON MARCH 23, 2012, MICHAEL FOODS GROUP, INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED MARCH 23, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): March 23, 2012

MICHAEL FOODS GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	333-173400	20-0344222
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 CARLSON PARKWAY SUITE 400 MINNETONKA, MINNESOTA	55305
(Address of principal executive offices)	(Zip Code)

(952) 258-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.     Results of Operations and Financial Condition.

On March 23, 2012, Michael Foods Group, Inc. (the “Company”) issued a news release to the Company’s debtholders pertaining to the Company’s financial results for the fourth quarter of 2011. A copy of the news release issued by the Company in connection with this Current Report on Form 8-K under Item 9.01 is attached hereto as Exhibit 99.1 and incorporated by reference herein. The information in this Form 8-K shall not be deemed “Filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01.     Financial Statements and Exhibits.

(d) Exhibits.

The following material is filed as an exhibit to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

99.1	News release issued by the Company on March 23, 2012.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012	MICHAEL FOODS GROUP, INC.

	By:	/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr. Its: Chief Executive Officer and President

3

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News release issued by the Company on March 23, 2012.

4

Exhibit 99.1

Contact:

Mark Westphal

Senior Vice President and

Chief Financial Officer

(952) 258-4000

MICHAEL FOODS REPORTS FOURTH QUARTER RESULTS

MINNETONKA, MN, March 23—Michael Foods Group, Inc. today reported financial results for the fourth quarter of 2011.

(On June 29, 2010, M-Foods Holdings, Inc. together with its subsidiaries, merged with and into MFI Acquisition Corporation, and the surviving entity was renamed Michael Foods Group, Inc. (“Company”). The merger was accounted for as a business combination and a new accounting basis was established. The accounting policies followed by us in the preparation of the Company’s consolidated financial statements are consistent with those used prior to the merger transaction.)

Net earnings for the quarter ended December 31, 2011 were $19.3 million, compared to $9.1 million in 2010, an increase of $10.2 million. Net sales for the quarter ended December 31, 2011 were $470 million, compared to $428.9 million in 2010, an increase of 9.6%. Net earnings for the year ended December 31, 2011 were $14.3 million, compared to a net loss of $31 million in 2010. Net sales for the year ended December 31, 2011 were $1,766.6 million, compared to $1,602.3 million in 2010, an increase of $164.3 million, or 10.3%. The 2010 merger transaction had a significant impact on earnings in all periods presented, with transaction-related costs impacting 2010, and higher depreciation, amortization of intangibles and interest expense impacting 2011 and the second half of 2010.

Earnings before interest, taxes, depreciation, amortization (“EBITDA”) and other adjustments (“Adjusted EBITDA,” as defined in the Company’s credit facility) for the quarter ended December 31, 2011 were $70.9 million, compared to $63.3 million in 2010, an increase of 11.9%. Adjusted EBITDA for the year ended December 31, 2011 increased $2.9 million or 1.3% to $230 million compared to $227.1 million in 2010.

Michael Foods Group, Inc. uses Adjusted EBITDA as a measurement of financial results, as an indication of the relative strength of its operating performance, and to determine incentive compensation levels. Management believes that EBITDA and Adjusted EBITDA provide potential investors with useful information with which to analyze and compare with other companies in our industry our operating performance and our ability to service debt.

Certain items contained in this release may be “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information. When used herein, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance.

All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this release, including the factors described under “Risk Factors” in our Registration Statement on Form S-4 (File No. 333-173400), which was declared effective by the SEC on July 7, 2011. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this release including changes in domestic and international economic conditions.

Unaudited segment data follows (in thousands):

	Egg Products	Refrigerated Potato Products	Crystal Farms	Corporate	Total
Company

Quarter ended December 31, 2011
External net sales	$299,542	$35,672	$134,767	$—	$469,981
Net earnings (loss)	11,142	4,192	2,885	1,101	19,320
Adjusted EBITDA	51,927	10,674	10,016	(1,755)	$70,862

Quarter ended January 1, 2011
External net sales	$272,818	$33,808	$122,309	$—	$428,935
Net earnings (loss)	26,189	2,534	4,784	(24,363)	9,144
Adjusted EBITDA	49,744	6,861	8,348	(1,643)	63,310

Year ended December 31, 2011
External net sales	$1,184,253	$127,252	$455,083	$—	$1,766,588
Net earnings (loss)	48,698	7,135	10,374	(51,918)	14,289
Adjusted EBITDA	183,493	24,894	28,995	(7,404)	229,978

Six months ended January 1, 2011
External net sales	$566,231	$65,040	$227,035	$—	$858,306
Net earnings (loss)	30,037	2,195	5,456	(34,411)	3,277
Adjusted EBITDA	104,923	9,579	14,128	(3,483)	125,147

Predecessor

Six months ended June 26, 2010
External net sales	$508,085	$57,661	$178,249	$—	$743,995
Net earnings (loss)	39,743	(5,122)	7,800	(76,704)	(34,283)
Adjusted EBITDA	87,458	3,558	14,564	(3,624)	101,956

Adjusted EBITDA is a financial indicator used to analyze and compare companies on the basis of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the quarter ended December 31, 2011 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Crystal Farms	Corporate	Total
Net earnings	$11,142	$4,192	$2,885	$1,101	$19,320
Unrealized gain on currency transactions (a)	(366)	—	—	—	(366)

Consolidated net earnings	10,776	4,192	2,885	1,101	18,954
Interest expense	(173)	148	—	21,581	21,556
Intercompany interest expense (income)	7,347	513	1,119	(8,979)	—
Income tax expense (benefit)	9,973	2,478	3,631	(14,745)	1,337
Depreciation and amortization	19,320	2,495	1,804	2	23,621
Non-cash and stock option compensation	—	—	—	529	529
Realized loss upon the disposition of property not in the ordinary course of business	—	324	—	—	324
Equity sponsor management fee	—	—	—	574	574
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	138	—	—	—	138
Unrealized loss on swap contracts	554	—	—	—	554
Intercompany allocation of corporate admin costs	717	524	577	(1,818)	—
Non-cash other expenses	3,275	—	—	—	3,275

Adjusted EBITDA, as defined in the credit agreement	$51,927	$10,674	$10,016	$(1,755)	$70,862

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the quarter ended January 1, 2011 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Crystal Farms	Corporate	Total
Net earnings (loss)	$26,189	$2,534	$4,784	$(24,363)	$9,144
Unrealized gain on currency transactions (a)	(738)	—	—	—	(738)

Consolidated net earnings (loss)	25,451	2,534	4,784	(24,363)	8,406
Interest expense	(25)	254	—	25,312	25,541
Income tax expense (benefit)	2,741	1,356	1,348	(1,893)	3,552
Depreciation and amortization	20,627	2,631	2,082	4	25,344
Non-cash and stock option compensation	—	—	—	542	542
Realized gain upon the disposition of property not in the ordinary course of business	(572)	(51)	—	—	(623)
Equity sponsor management fee	—	—	—	574	574
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	149	—	—	—	149
Unrealized gain on swap contracts	(175)	—	—	—	(175)
Intercompany allocation of corporate admin costs	1,548	137	134	(1,819)	—

Adjusted EBITDA, as defined in the credit agreement	$49,744	$6,861	$8,348	$(1,643)	$63,310

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the year ended December 31, 2011 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Crystal Farms	Corporate	Total
Net earnings (loss)	$48,698	$7,135	$10,374	$(51,918)	$14,289
Unrealized loss on currency transactions (a)	390	—	—	—	390

Consolidated net earnings (loss)	49,088	7,135	10,374	(51,918)	14,679
Interest expense	536	645	—	97,008	98,189
Intercompany interest expense (income)	14,712	1,027	2,242	(17,981)	—
Income tax expense (benefit)	29,915	3,995	7,501	(42,126)	(715)
Depreciation and amortization	78,443	11,048	7,748	7	97,246
Non-cash and stock option compensation	—	—	—	1,947	1,947
Cash expenses incurred in connection with the refinancing	—	—	—	4,760	4,760
Business optimization project expense	—	—	—	2,830	2,830
Realized gain upon the disposition of property not in the ordinary course of business	—	(30)	—	—	(30)
Equity sponsor management fee	—	—	—	2,300	2,300
Fees and expenses in connection with the exchange of the 9.75% senior notes	—	—	—	351	351
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	670	—	—	—	670
Unrealized loss on swap contracts	949	—	—	—	949
Loss attributable to the early extinguishment of indebtedness	—	—	—	3,527	3,527
Intercompany allocation of corporate admin costs	5,905	1,074	1,130	(8,109)	—
Non-cash other expenses	3,275	—	—	—	3,275

Adjusted EBITDA, as defined in the credit agreement	$183,493	$24,894	$28,995	$(7,404)	$229,978

(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the six months ended January 1, 2011 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Crystal Farms	Corporate	Total
Net earnings (loss)	$30,037	$2,195	$5,456	$(34,411)	$3,277
Unrealized gain on currency transactions (a)	(738)	—	—	—	(738)

Consolidated net earnings (loss)	29,299	2,195	5,456	(34,411)	2,539
Interest expense	243	394	—	52,263	52,900
Income tax expense (benefit)	16,168	805	2,888	(20,110)	(249)
Depreciation and amortization	40,221	5,511	4,027	3	49,762
Non-cash and stock option compensation	—	—	—	1,042	1,042
Realized gain upon the disposition of property not in the ordinary course of business	(572)	(51)	—	—	(623)
Equity sponsor management fee	—	—	—	1,136	1,136
Non-cash purchase accounting adjustments	15,930	483	1,515	—	17,928
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	300	—	—	—	300
Unrealized loss on swap contracts	412	—	—	—	412
Intercompany allocation of corporate admin costs	2,922	242	242	(3,406)	—

Adjusted EBITDA, as defined in the credit agreement	$104,923	$9,579	$14,128	$(3,483)	$125,147

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the six months ended June 26, 2010 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Crystal Farms	Corporate	Total
Net earnings (loss)	$39,743	$(5,122)	$7,800	$(76,704)	$(34,283)
Interest expense	522	253	12	30,275	31,062
Income tax expense (benefit)	20,404	(2,638)	4,030	(35,561)	(13,765)
Depreciation and amortization	23,082	10,633	2,292	2	36,009
Non-cash and stock option compensation	—	—	—	35,762	35,762
Cash expenses incurred in connection with the transaction	—	—	—	14,730	14,730
Equity sponsor management fee	—	—	—	1,072	1,072
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	303	—	—	—	303
Unrealized gain on swap contracts	(172)	—	—	—	(172)
Loss attributable to the early extinguishment of indebtedness	—	—	—	31,238	31,238
Intercompany allocation of corporate admin costs	3,576	432	430	(4,438)	—

Adjusted EBITDA, as defined in the credit agreement	$87,458	$3,558	$14,564	$(3,624)	$101,956

Michael Foods Group, Inc., based in Minnetonka, Minnesota, is a producer and distributor of food products to the foodservice, retail and food-ingredient markets. Its principal products are egg products, refrigerated potato products, cheese and other dairy-case products.

Consolidated statements of operations are as follows:

Michael Foods Group, Inc.

Consolidated Statements of Operations

For the periods Ended

(In thousands)

	Company				Predecessor
	Quarter Ended December 31, 2011	Quarter Ended January 1, 2011	Year Ended December 31, 2011	Six Months Ended January 1, 2011	Six Months Ended June 26, 2010

	(Unaudited)

Net sales	$469,981	$428,935	$1,766,588	$858,306	$743,995
Cost of sales	393,683	354,416	1,493,575	726,832	612,748

Gross profit	76,298	74,519	273,013	131,474	131,247
Selling, general and administrative expenses	34,233	36,928	156,853	76,085	102,283
Transaction costs	—	—	—	—	14,730

Operating profit	42,065	37,591	116,160	55,389	14,234
Interest expense, net	21,534	25,526	98,140	52,871	30,985
Unrealized (gain) loss on currency transactions	(366)	(738)	390	(738)	—
Loss on early extinguishment of debt	—	—	3,527	—	31,238

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	20,897	12,803	14,103	3,256	(47,989)
Income tax expense (benefit)	1,337	3,552	(715)	(249)	(13,765)
Equity in losses of unconsolidated subsidiary	240	107	529	228	59

Net earnings (loss)	$19,320	$9,144	$14,289	$3,277	$(34,283)

			December 31, 2011	January 1, 2011
			(Unaudited)
Selected Balance Sheet Information:

Cash and equivalents			$68,118	$44,805

Accrued interest			$20,420	$22,298

Long-term debt, including current maturities			$1,251,089	$1,229,182

#     #     #

3-23-12